# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBT Marel Corp, CIK 0001433660
CUSIP: 477839104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 70 West Madison Street, Suite 4400, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 01/03/2025
Filed by CIK 0002049563
Persons authorized to receive notices and communications: Eyrir Invest hf., Skolavordustigur 13, Reykjavik, Iceland (K6), 101, 354 525-0200; Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C., 1700 K Street NW, Fifth Floor, Washington, D.C., United States (X1), 20006-3814, 1 (202) 973-8800

## Reporting persons
- Eyrir Invest hf. (CIK 0002049563): type of reporting person: other (OO); citizenship or place of organization: Iceland (K6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,368,233; shared voting power 0; sole dispositive power 3,368,233; shared dispositive power 0; aggregate amount beneficially owned 3,368,233 (6.6% of the class)
  Comment: (Percentage ownership is based on a total of 51,329,121 shares of the Common Stock of the Issuer (as defined in Item 1 below) outstanding as of January 7, 2025, as determined based on the records of the Issuer.)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: JBT Marel Corp
Address of issuer's principal executive offices: 70 West Madison Street, Suite 4400, Chicago, Illinois (IL), 60602
Comment: The Common Stock, par value $0.01 per share (the "Common Stock"), of JBT Marel Corp (the "Issuer") is listed on the New York Stock Exchange under the symbol "JBTM" and on Nasdaq Iceland.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Eyrir Invest hf., a public limited liability company incorporated under the laws of Iceland (the "Reporting Person"). Any action by the Reporting Person with respect to the shares of the Common Stock of the Issuer identified in row 11 on the cover pages of this Schedule 13D, including voting and dispositive decisions, requires the vote of a majority of the board of directors of the Reporting Person (the "Board"), with the vote of the Chairman of the Board being the deciding vote if votes fall even. The Board is composed of Fridrik Johannsson, Chairman; Elin Sigfusdottir; Olafur Steinn Gudmundsson; Skuli Hrafn Hardarson; and Stefan Arni Audolfsson. Each of these individuals disclaims beneficial ownership of such securities.
Residence or business address: The address of the Reporting Person's principal business office is Skolavordustigur 13, 101 Reykjavik, Iceland.
Present principal occupation or employment: The principal business of the Reporting Person is the ownership, purchase, and transaction of shares, interests in companies, other securities, and any other financial values.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person - Iceland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 4, 2024, the Issuer; John Bean Technologies Europe B.V., a wholly owned subsidiary of the Issuer (the "Offeror"); and Marel hf., a public limited liability company incorporated under the laws of Iceland ("Marel"), entered into a definitive agreement (the "Transaction Agreement") related to the Issuer's intention to make a voluntary public takeover offer (the "Offer") for all of the issued and outstanding ordinary shares of Marel ("Marel Shares"). Pursuant to the Transaction Agreement, the Offeror launched the Offer on June 24, 2024; the Offer expired on December 20, 2024; and on January 3, 2025 (the "Closing Date"), the Offeror settled the Offer in accordance with its terms with the Reporting Person and exchanged each Marel Share held by the Reporting Person for cash consideration in the amount of EUR 1.26 and stock consideration consisting of 0.0265 shares of the Common Stock of the Issuer (the "Consideration" and such settlement and exchange, the "Closing").

Immediately prior to the Closing, the Reporting Person held 190,366,838 Marel Shares. Pursuant to the Transaction Agreement, at the Closing, the Reporting Person exchanged each Marel Share held by it for the Consideration, resulting in the Reporting Person receiving 5,044,720 shares of the Common Stock of the Issuer at the Closing.

The foregoing description is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached to this Schedule 13D as Exhibit 1 and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On the Closing Date, the Closing occurred and the Reporting Person became the beneficial owner of 5,044,720 shares of the Common Stock of the Issuer as a portion of the consideration in exchange for the Marel Shares held by the Reporting Person.

On November 2, 2022, the Reporting Person entered into a loan agreement with certain subsidiaries of funds managed by JNE Partners LLP and The Baupost Group (together, the "Lenders", and such agreement, as amended November 3, 2022 and as further amended January 16, 2023, the "Loan Agreement"). Pursuant to the Loan Agreement, in the event of a tender offer for the Marel Shares, the Lenders held an option to declare due and payable the principal amount outstanding under the Loan Agreement together with any accrued but unpaid interest (the "Mandatory Prepayment Option") and to have such amounts due prepaid in cash or the proceeds for an agreed amount of Marel Shares (the "Exchange Election"). On December 23, 2024, the Lenders notified the Reporting Person of their intent to exercise the Mandatory Prepayment Option, and on December 30, 2024, the Lenders notified the Reporting Person of their intent to exercise the Exchange Election and receive payment in cash and Common Stock in satisfaction of the Reporting Person's obligations under the Loan Agreement. On January 9, 2025, the Reporting Person completed the transfer of cash and 1,676,487 shares of the Common Stock of the Issuer to the Lenders pursuant to a share transfer and redemption agreement (the "Share Transfer and Redemption Agreement") discharging in full all obligations outstanding under the Loan Agreement (the "Prepayment"). The foregoing description is qualified in its entirety by reference to the Share Transfer and Redemption Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

Immediately following the Prepayment, the Reporting Person holds 3,368,233 shares of the Common Stock of the Issuer.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements, or otherwise; (ii) to dispose of all or a portion of the securities of the Issuer owned by it, including by transferring such securities to certain of the Reporting Person's shareholders pursuant to the Reporting Person's governing documents; (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Common Stock of the Issuer not held by the Reporting Person or a merger, acquisition, consolidation, or other business combination or reorganization involving the Issuer; or (iv) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

The information set forth in or incorporated by reference into Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in or incorporated by reference in Items 2, 3, and 4 and in rows 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in or incorporated by reference in Items 2, 3, and 4 and in rows 7 through 10 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as otherwise described in Items 3 and 4 of this Schedule 13D, no transactions in the Common Stock of the Issuer were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock of the Issuer beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to a letter agreement (the "Letter Agreement"), dated July 11, 2024, by and between the Reporting Person and the Issuer, the Reporting Person is entitled to certain customary registration rights with respect to the shares of the Common Stock of the Issuer held by the Reporting Person, subject to the terms and conditions of the Letter Agreement. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached to this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

The information set forth in or incorporated by reference into Items 2, 3, and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transaction Agreement, dated as of April 4, 2024, by and among the Offeror, the Issuer, and Marel (attached as Annex A to the proxy statement/prospectus). (HYPERLINK https://www.sec.gov/Archives/edgar/data/1433660/000119312524166016/d828557ds4a.htm) (Incorporated by reference to Exhibit 2.1 to the Issuer's Form S-4/A filed on June 24, 2024.)

Exhibit 2: Share Transfer and Redemption Agreement, dated as of December 30, 2024, by and among the Reporting Person and the Lenders. (Filed herewith.)

Exhibit 3: Letter Agreement, dated as of July 11, 2024, by and between the Reporting Person and the Issuer. (Filed herewith.)

## Signatures
- Eyrir Invest hf.: /s/ Signy Sif Sigurdardottir, Signy Sif Sigurdardottir, CEO (01/10/2025)